                                                                  MARCH 19, 2012

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               FILE NO. 333-178886

           MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                             DATED FEBRUARY 27, 2012
            PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               ------------------

      Set out below are responses to written comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on February 27, 2012 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company of Connecticut ("MetLife") on January 5, 2012 for "Registered Fixed Account Option."

1.    STAFF COMMENT:

Please revise the "Calculation of Registration Fee" on the facing sheet to clarify what units apply to the value provided under "Amount to be Registered" and add a column and provide a dollar value for "Amount of Registration Fee."

      RESPONSE:

Comment complied with. A footnote has been added to clarify that interests are sold on a dollar basis and not on the basis of a price per share or unit. See facing sheet of Pre-Effective Amendment No. 1 under the Securities Act of 1933 filed on April _, 2012 (the "Amendment"). The column setting forth the "Amount of Registration Fee" already appears on the facing sheet for the Registration Statement filed on January 5, 2012 via EDGAR so no further change was necessary.

2.    STAFF COMMENT:

Please insert on the cover page a cross-reference to the risk factors sections and include the page number for the section.

      RESPONSE:

Comment complied with. See page 1 of the Amendment.

3.    STAFF COMMENT:

Please include a specific entry for the risk factors section in the table of contents and add such a section.

      RESPONSE:

Comment complied with. See pages 2 and 6 of the Amendment.

4.    STAFF COMMENT:

Please confirm all special terms and defined terms have been used consistently and that all such terms appearing in the prospectus have been defined in the "Special Terms" section of the prospectus.

      RESPONSE:

Comment complied with. Conforming changes have been made throughout the prospectus.

5.    STAFF COMMENT:

In the first paragraph after the two bullet point lists on page 7, please disclose the minimum interest rate permitted under state law.

      RESPONSE:

Comment complied with. See page 8 of the Amendment.

6.    STAFF COMMENT:

Please explain and disclose the interaction between the surrender charge (including any free withdrawal amounts) and the market value adjustment (i.e., if both are applicable, which applies first and to what amount).

      RESPONSE:

Comment complied with. See page 6 of the Amendment.

7.    STAFF COMMENT:

Please explain and disclose the interaction between transfers and the surrender charge and market value adjustment (i.e., when will a transfer trigger a surrender charge and market value adjustment).

      RESPONSE:

Comment complied with. See page 6 of the Amendment.

8.    STAFF COMMENT:

(a)   Please clarify what "RO" is as reflected in the Market Adjusted Value
      Formula.

      RESPONSE:

Comment complied with. See page 10 of the Amendment.

(b) Please briefly explain what the .0025 value represents as reflected in the Market Adjusted Value Formula.

      RESPONSE:

The 25 basis points is the margin to cover liquidating the specific level of assets when a market adjusted value calculation is triggered. The rate is set by the underlying contract as part of the overall market adjusted value formula.

9.    STAFF COMMENT:

Please confirm that the "Federal Tax Considerations" section has been updated.

      RESPONSE:

MetLife confirms that the "Federal Tax Considerations" section has been updated appropriately.

10.   STAFF COMMENT:

(a) Please revise the first paragraph in the section titled "Information Incorporated by Reference" to more clearly and separately provide for the incorporation by reference of documents required by Item 12(a)(2)(reports filed since annual report incorporated by reference pursuant to 13(a) and 15(d)), and 12(b) (reports subsequently filed pursuant to 13(a), 13(c), 14, or 15(d)).

      RESPONSE:

Comment complied with. There have been no subsequent filings by MetLife that require incorporation by reference as of the date MetLife filed its most recent annual report (March 22, 2012). See page 16 of the Amendment.

(b) Please identify all reports and other information that MetLife files with the SEC and correct the telephone number provided in the last paragraph.

      RESPONSE:

Comment complied with. See page 16 of the Amendment.

11.   STAFF COMMENT:

Please provide the disclosure, to the extent required, by Item 509 of Regulation S-K.

      RESPONSE:

No expert named in the registration statement or counsel for the registrant, underwriters or selling security holders named in the prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities, was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of the registration statement or that part of the registration statement to which such preparation, certification or opinion relates, had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee.

12.   STAFF COMMENT:

Please confirm all estimated costs have been covered in Item 14 of the Registration Statement.

      RESPONSE:

Comment complied with. See page 23 of the Amendment.

13.   STAFF COMMENT:

The staff recommends that the exhibits provided under Item 16 be revised to better conform to the exhibits specifically required under Form S-3 (e.g., charter and bylaws in Exhibit 3 are not required on Form S-3.

      RESPONSE:

Comment complied with. See page 24 of the Amendment.

14.   STAFF COMMENT:

Any financial statements, exhibits and any other required disclosures not included in this registration statement must be filed by pre-effective amendment to the registration statement.

      RESPONSE:

Comment complied with.

15.   STAFF COMMENT:

Please file the requested "Tandy" representations when filing the Amendment.

      RESPONSE:

Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.

                                           REGISTRATION STATEMENT NO. 333-178886

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-3/A


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                   06-0566090
                     (I.R.S. Employer Identification Number)

            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910,
                                 (860) 656-3000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           NICHOLAS D. LATRENTA, ESQ.
                                 GENERAL COUNSEL
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910,
                                 (860) 656-3000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Diane E. Ambler, Esq.
                                  K&L Gates LLP
                               1601 K Street, N.W.
                             Washington, D.C. 20006

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION STATEMENT
        (Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

  Large accelerated filer [ ]                           Accelerated filer [ ]
  Non-accelerated filer [X](Do not check if a smaller
     reporting company)                                 Smaller reporting company[ ]



                         CALCULATION OF REGISTRATION FEE


================================================================================================================================
                                                           PROPOSED MAXIMUM         PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF           AMOUNT TO BE            OFFERING PRICE             AGGREGATE                AMOUNT OF
 SECURITIES TO BE REGISTERED         REGISTERED              PER UNIT(1)             OFFERING PRICE          REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Fixed Account Units with a
  Market Value Adjustment
  Cash Out Feature                  850,000,000             Not applicable            $850,000,000               $97,410
================================================================================================================================




1. Interests are sold on a dollar for dollar basis and not on the basis of a price per share or unit.



The securities were registered and any applicable filing fee was paid in the original filing of this registration statement. No additional securities are being registered in this pre-effective amendment No. 1.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         REGISTERED FIXED ACCOUNT OPTION
                         FOR USE WITH ANNUITY CONTRACTS

The Registered Fixed Account Option described in this prospectus is available only in conjunction with certain group variable annuity contracts (the "Contracts" and/or "Certificates") issued by MetLife Insurance Company of Connecticut (the "Company") and funded by MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN") or MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"). The Company may, in the future, offer the Registered Fixed Account Option to additional contracts funded through other separate accounts. The specific features of the Contract and the Separate Account are disclosed in greater detail in the Contract prospectus. Where permitted by state law, We reserve the right under MetLife Retirement Account contracts to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum Guaranteed Interest Rate specified under Your Contract.

The group annuity Contracts may be issued to Contract Owners on an unallocated or allocated basis.

This prospectus explains:

     -    the Registered Fixed Account Option


     -    MetLife Insurance Company of Connecticut -- RISK (SEE PAGE 6)


     -    the interest rates

     -    transfers to and from the Registered Fixed Account Option

     -    surrenders

     -    Market Value Adjustment

     -    other aspects of the Registered Fixed Account Option

Your Contract is issued by the Company which is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Telephone Number, 1-800-842-9406. MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the principal underwriter and distributor of the Contracts.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2012

                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
Special Terms...........................................................     3
Summary.................................................................     5
When a Market Value Adjustment and Surrender Charges Apply -- General...     6
The Insurance Company -- Risk...........................................     6
The Annuity Contract and Your Retirement Plan...........................     6
  Section 403(b) Plan Terminations......................................     7
The Registered Fixed Account Option.....................................     7
  The Accumulation Period...............................................     7
  Purchase Payments.....................................................     7
  Purchase Payments --  Section 403(b) Plans............................     7
  Declared Interest Rates of the Initial and Subsequent Renewal
     Periods............................................................     8
  Cash Values...........................................................     8
Surrenders..............................................................     9
  General...............................................................     9
  Payment of Full or Partial Surrenders.................................     9
  Contract Termination..................................................     9
  Market Value Adjustment...............................................     9
  Annuity Period........................................................    12
  Restrictions on Financial Transactions................................    12
  Misstatement..........................................................    12
Transfers...............................................................    12
  Transfers from the Fixed Account......................................    12
  Transfers to the Fixed Account........................................    13
  MetLife Retirement Account Contracts..................................    13
  Gold Track, Gold Track Select, Unallocated Group Variable Annuity and
     MetLife Retirement Perspectives Contracts..........................    13
Investments by the Company..............................................    13
Distribution of the Contracts...........................................    14
  Distribution and Principal Underwriting Agreement.....................    14
  Compensation..........................................................    14
  Sale of the Contracts by Affiliates of the Company....................    15
Federal Tax Considerations..............................................    16
  Taxation of the Company...............................................    16
  Information Regarding the Contracts...................................    16
Information Incorporated by Reference...................................    16
Experts.................................................................    17
  Independent Registered Public Accounting Firm.........................    17
Appendix A: What You Need To Know If You Are A Texas Optional Retirement
  Program Participant...................................................   A-1

                                  SPECIAL TERMS

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In this prospectus, the following terms have the indicated meanings:

ACCUMULATION PERIOD -- The period before the commencement of Annuity Payments.

ANNUITANT -- A person on whose life the Maturity Date depends and Annuity Payments are made.

ANNUITY PAYMENTS -- A series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY PERIOD --  The period during which Annuity Payments are made.

BENEFICIARY (IES) -- The person(s) or trustee designated to receive any remaining contractual benefits in the event of a Participant's, Annuitant's or Contract Owner's death, as applicable.

CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon a withdrawal or surrender, outstanding loans, if available under the Contract, any applicable Premium Taxes or other surrender charges not previously deducted.

CASH VALUE -- The value of the accumulation units in Your account (or a Participant's Individual Account, if applicable) less any reductions for administrative charges.

CODE -- The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- MetLife Insurance Company of Connecticut.

COMPETING FUND -- Any investment option under the Plan, which in Our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract is issued. For certain group Contracts, it is the date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT OWNER -- The person named in the Contract (on the specifications page). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract.

CONTRACT YEAR -- A continuous twelve -month period beginning on the Contract Date and each anniversary thereof. Contract Year also means certificate year.

DECLARED INTEREST RATE(S) -- One or more rates of interest which may be declared by the Company. Such rates will never be less than the Guaranteed Interest Rate stated in the Contract and may apply to some or all of the values under the Registered Fixed Account Option for periods of time determined by the Company.

ERISA -- The Employee Retirement Income Security Act of 1974, as amended, and all related laws and regulations which are in effect during the term of this Contract.

FIXED ACCOUNT -- Part of the General Account of the Company, which may invest in stocks, bonds, money market investments, real estate mortgages, real estate and other investments.

GENERAL ACCOUNT -- The General Account of the Company that holds values attributable to the Registered Fixed Account Option.

GUARANTEE PERIOD -- The period during which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE -- The annual effective interest rate credited during the Guarantee Period.

HOME OFFICE -- The principal executive offices of MetLife Insurance Company of Connecticut located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

MARKET ADJUSTED VALUE -- The value of funds held in the Registered Fixed Account Option increased or decreased by the Market Value Adjustment.

MARKET VALUE ADJUSTMENT -- The Market Value Adjustment reflects the relationship, at the time of surrender, between the rate of interest credited to funds on deposit under the Registered Fixed Account Option at the time of discontinuance to the rate of interest credited on new deposits at the time of discontinuance.

MATURITY DATE -- The date on which the Annuity Payments are to begin.

PARTICIPANT -- An eligible person who is a member in a tax qualified Plan under Sections 401, 403(b) or 457 of the Code, or a nonqualified deferred compensation Plan.

PARTICIPANT'S INDIVIDUAL ACCOUNT -- An account to which amounts are credited to a Participant or Beneficiary under the Contract.

PLAN -- The Plan or the arrangement used in a retirement plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403(b) or 457 of the Code.

PLAN ADMINISTRATOR -- The corporation or other entity so specified on the application or purchase order. If none is specified, the Plan Trustee is the Plan Administrator.

PLAN TERMINATION -- Termination of Your Plan, including partial Plan Termination, as determined by Us.

PLAN TRUSTEE -- The trustee specified in the Contract specifications.

PREMIUM TAX -- The amount of tax, if any, charged by the state or municipality. Generally, We will deduct any applicable Premium Tax from the Cash Value either upon surrender, annuitization, death, or at the time a Purchase Payment is made, but no earlier than when We have the liability under state law.

PURCHASE PAYMENTS --  The premium payments applied to the Contract.

SEPARATE ACCOUNT -- MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN") or MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven").

SEPARATE ACCOUNT OPTION -- A funding option available under Your Contract, the value of which varies with the investment experience of the underlying mutual fund.

WRITTEN REQUEST -- Written instructions or information sent to Us in a form and content satisfactory to Us and received in good order at Our Home Office.

YOU, YOUR -- "You", depending on the context, may be the Participant or the Contract Owner and a natural person, a trust established for the benefit of a natural person, a charitable remainder trust, or a Plan (or the employer purchaser who has purchased the Contract on behalf of the Plan).

                                     SUMMARY

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This prospectus describes the Registered Fixed Account Option available as a companion Contract with variable annuity contracts registered with the Securities and Exchange Commission of Separate Account Eleven (Gold Track, Gold Track Select and MetLife Retirement Account Contracts), and Separate Account QPN (MetLife Retirement Perspectives, Unregistered Gold Track, Gold Track VSP and MetLife Retirement Perspectives VSP (hereinafter referred to as MetLife Retirement Perspectives) and Unallocated Group Variable Annuity Contracts). The Contracts are used with:

     -    qualified pension and profit-sharing Plans

     - tax-deferred annuity Plans (for public school teachers and employees and employees of certain other tax-exempt and qualifying employers)

     - deferred compensation Plans of state and local governments and nonqualified deferred compensation plans

     -    individual retirement accounts

MetLife Insurance Company of Connecticut ("We" or the "Company") issues the Contracts. Purchase Payments made under the Contracts and directed to the Registered Fixed Account Option become a part of the Company's General Account. Purchase Payments may also be allocated to one or more Separate Account Options. The variable annuity contract and underlying mutual funds are described in separate prospectuses. Please read all prospectuses carefully.

During the Accumulation Period, the Registered Fixed Account Option provides for Purchase Payments to be credited with an initial interest rate for a 12-month period. We guarantee that the initial credited interest rate will never be less than the minimum interest rate permitted under state law. The initial interest rate will be declared quarterly for Gold Track and Gold Track Select Contracts issued in connection with Plans established under Section 401, Section 457, and certain Plans established under Section 403(b) of the Code. The initial interest rate will be declared quarterly for the MetLife Retirement Perspectives and Unallocated Group Variable Annuity Contracts issued in connection with Plans established under Section 401 of the Code. The initial interest rate will be declared monthly for all MetLife Retirement Account Contracts and for Gold Track Contracts issued in connection with combination Plans established pursuant to Sections 403(b)/401 and certain Contracts issued in connection with Section 403(b) Plans.

At the end of the 12-month Guarantee Period, a renewal interest rate will be determined by the Company. We guarantee that the renewal interest rate will never be less that the minimum interest rate permitted under state law. At the end of the initial Guarantee Period, the first renewal rate will be guaranteed to the end of the calendar year. The second and all subsequent renewal rates will be declared each January 1 thereafter, and will be guaranteed through December 31 of that year. The rates of interest credited will affect a contract or account's Cash Value. (See "Cash Values".) Such rates may also be used to determine amounts payable upon termination of the contracts. (See
"Surrenders -- Contract Termination".)

The Company may offer the Registered Fixed Account Option with guaranteed rates that are declared on a calendar quarter basis and applied to all Purchase Payments for the remainder of the calendar quarter. At the end of the calendar quarter, the Company will declare a new guarantee rate that will be applied to all new Purchase Payments allocated to the Registered Fixed Account Option for the following calendar quarter, as well as Purchase Payments that were previously applied to the Registered Fixed Account Option.

Generally, the Company intends to invest assets directed to the Registered Fixed Account Option in investment-grade securities. The Company has no specific formula for determining the initial interest rates or renewal interest rates. However, such a determination will generally reflect interest rates available on the types of debt instruments in which the Company intends to invest the amounts directed to the Registered Fixed Account Option. In addition, the Company's management may also consider various other factors in determining these rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses borne by the Company; general economic trends; and competitive factors. (See "Investments by the Company".)

The Contract Owner or Participant, if so authorized, may, during the Accumulation Period, direct all or a portion of a Contract or account's Cash Value under the Registered Fixed Account Option to one or more of the investment options of the Separate Account. No sales charges will be deducted on such transfers. However, there are restrictions which may limit the amount that may be so directed and transfers may be deferred in certain cases. (See "Transfers from the Fixed Account".)

Distributions and transfers from the Registered Fixed Account Option are made on a last-in, first-out basis. We will determine the Cash Surrender Value as of the next valuation date after We receive a Written Request at Our Home Office. We reserve the right to defer payment of the Registered Fixed Account Option for up to six months from the date We receive the Written Request. If a payment is deferred for more than 30 days after We receive the request, We will pay a minimum interest rate on the amount.


      WHEN A MARKET VALUE ADJUSTMENT AND SURRENDER CHARGES APPLY -- GENERAL

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If Your Contract Value is subject to both a Market Value Adjustment and a Surrender charge, the Market Value Adjustment will be applied first. A Surrender charge will generally apply if You make a partial or full surrender of Your Contract. If You make a transfer from Your Contract to the Separate Account Options, Your transfer will not be subject to a surrender charge. Transfers from Your Contract to Competing Funds are prohibited. (See "Surrenders".) A Market Value Adjustment only applies to Contract discontinuations.



                          THE INSURANCE COMPANY -- RISK

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MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in the state of Connecticut and has been continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Benefit amounts are paid from Our General Account and are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by any other party. We issue other annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our General Account. We are regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its General Account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product. You may surrender Your Contract at any time, but the Cash Value may be subject to a surrender charge and/or a Market Value Adjustment calculation that may increase or decrease the amount payable upon surrender. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

                  THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN

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If You participate through a retirement Plan or other group arrangement, the Contract may provide that all or some of Your rights or choices as described in this prospectus are subject to the Plan's terms. For example, limitations on Your rights may apply to Purchase Payments, withdrawals, transfers, loans, the death benefit and pay-out options.

The Contract may provide that a Plan administrative fee will be paid by making a withdrawal from the Contract/Certificate Cash Value. Also, the Contract may require that You or Your Beneficiary obtain a signed authorization from Your employer or Plan Administrator to exercise certain rights. We may rely on Your employer's or Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected. If You are a Texas Optional Retirement Program Participant, please see Appendix A for specific information which applies to You.

SECTION 403(B) PLAN TERMINATIONS



Upon a Section 403(b) plan termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive Your distribution of Your 403(b) plan benefit in cash or in the form of the Contract.



If You elect to receive your distributions in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Value Adjustment and any applicable surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable Federal income tax penalties. (See "Federal Tax Considerations.") A Market Value Adjustment and Contract surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrenders" section of the prospectus. However, if Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Value Adjustment, surrender charge and withholding.



If You receive the distribution in the form of the Contract. We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition the Company will rely on You to provide certain information that would otherwise be provided to the Company by the employer or plan administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a TSA ERISA plan.


                       THE REGISTERED FIXED ACCOUNT OPTION

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The Registered Fixed Account Option is available only in conjunction with the purchase of a variable annuity contract (Gold Track, Gold Track Select, MetLife Retirement Account, Unallocated Group Variable Annuity Contract or MetLife Retirement Perspectives ("Gold Track", "Gold Track Select", "MetLife Retirement Account", "Unallocated Group Variable Annuity" and "MetLife Retirement Perspectives", respectively)) issued by the Company. The Contracts are available as individual or group Contracts. Participants under the Gold Track, Gold Track Select and MetLife Retirement Account are issued Certificates summarizing the provisions of the group Contract. Participants under Unallocated Group Variable Annuity and MetLife Retirement Perspectives are not issued Certificates. For convenience, We refer to both individual Contract Owners and Participants as Contract Owners. Where permitted by state law, We reserve the right to restrict Purchase Payments into the Registered Fixed Account Option under Your MetLife Retirement Account Contract whenever the credited interest rate on the Fixed Account is equal to the minimum Guaranteed Interest Rate specified under Your Contract.


THE ACCUMULATION PERIOD

PURCHASE PAYMENTS

During the Accumulation Period, all or a portion of Purchase Payments (less any Premium Taxes), may be allocated to the Registered Fixed Account Option. We may refuse to accept total Purchase Payments over $3,000,000.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled.

PURCHASE PAYMENTS --  SECTION 403(B) PLANS

The Internal Revenue Service ("IRS") announced new regulations affecting Section 403(b) Plans and arrangements which are generally effective January 1, 2009. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under Section 403(b). Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under Section 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional Purchase Payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

In consideration of these regulations, We have determined to only make available the Contract/Certificate for purchase (including transfers) where Your employer currently permits salary reduction contributions to be made to the Contract/Certificate.

If Your Contract/Certificate was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and You have never made salary reduction contributions into Your Contract/Certificate, We urge You to consult with Your tax adviser prior to making additional Purchase Payments.

DECLARED INTEREST RATES OF THE INITIAL AND SUBSEQUENT RENEWAL PERIODS

The Fixed Account guarantees an initial interest rate for a 12-month period. For the following Contracts We will declare initial interest rates quarterly:

          - Gold Track Select Contracts issued in connection with a Plan established under Sections 401, 457 or 403(b) of the Code

          - Unallocated Group Variable Annuity and MetLife Retirement Perspectives Contracts issued in connection with a Plan established under Section 401 of the Code

          - Gold Track Contracts for Plans established under Sections 401, 457 of the Code

For the following Contracts, We will declare initial interest rates monthly:

          -    MetLife Retirement Account Contracts

          - Gold Track Contracts issued in connection with a Plan established under Section 403(b) or combination contracts under Sections 403(b)/401


At the end of the 12-month Guarantee Period, a renewal interest rate will be determined. The rate will never be less than the minimum interest rate permitted under state law (The minimum interest rate depends on the date Your Contract is issued but will not be less than 1%). At the end of the initial Guarantee Period, the first renewal rate will be guaranteed to the end of that calendar year. The second and all future renewal rates will be declared each subsequent January 1 and guaranteed through December 31 of each year.


The Company may offer the Registered Fixed Account Option with guaranteed rates that are declared on a calendar quarter basis and applied to all Purchase Payments for the remainder of the calendar quarter. At the end of the calendar quarter, the Company will declare a new guarantee rate that will be applied to all new Purchase Payments allocated to the Registered Fixed Account Option for the following calendar quarter, as well as Purchase Payments that were previously applied to the Registered Fixed Account Option.

The Company has no specific formula for determining the rate(s) of interest that it will declare. Generally, the rates We determine will reflect interest rates available on the types of debt instruments in which We intend to invest the amounts directed to the Registered Fixed Account Option (See "Investments by the Company".) In addition, the Company's management may also consider various other factors in determining interest rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses borne by the Company; general economic trends; and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO ANY DECLARED INTEREST RATES AND ANY INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE ALLOWED UNDER STATE LAW. THE COMPANY CANNOT PREDICT NOR GUARANTEE THE RATES OF ANY FUTURE DECLARED INTEREST IN EXCESS OF THE MINIMUM RATE.

CASH VALUES

We will credit amounts held under the Registered Fixed Account Option with interest. The minimum Guaranteed Interest Rate will never be lower than the minimum rate permitted under state law (The minimum interest rate depends on the date Your Contract is issued but will not be less than 1%). Interest is credited daily. Purchase Payments (other than the initial Purchase Payment) are allocated to the Registered Fixed Account Option as of the close of the business day on which We receive the Purchase Payment at the Home Office. Therefore, Purchase Payments begin earning interest the day after We receive the Purchase Payment in good order.


                                   SURRENDERS

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GENERAL

Subject to the termination provisions described below, the Contract Owner may request a full or partial surrender of Cash Values at any time from the Registered Fixed Account Option.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by Your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for Us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing Us with a certified check.

PAYMENT OF FULL OR PARTIAL SURRENDERS

In the event of a partial surrender from the Registered Fixed Account Option, We will pay the requested value less any applicable sales charges. All partial surrenders will be made on a last-in, first-out basis. If an allocated account is surrendered for reasons other than Contract termination, We will pay the Cash Value, less any outstanding loan surrenders not previously deducted, less any Premium Tax, the administrative charge, and any sales charges, as applicable. PLEASE CONSULT THE ACCOMPANYING VARIABLE ANNUITY CONTRACT PROSPECTUS FOR ANY APPLICABLE SALES CHARGES.

CONTRACT TERMINATION

If the Contract is discontinued, no further Purchase Payments or transfers will be allowed. On the date We receive a Written Request to terminate the Contract, or within 31 days after We notify You of Our intent to terminate the Contract, any amounts transferred from the Registered Fixed Account Option to the Separate Account Options during the 30 days before the date of discontinuance will be transferred back to the Registered Fixed Account Option.

If the Contract is discontinued because of Plan Termination due to the dissolution or liquidation of the employer under US Code Title 11 procedures, the Cash Surrender Value will be distributed directly to the employees entitled to share in such distributions pursuant to the Plan. Distribution may be in the form of cash payments, annuity options or deferred annuities. This provision does not apply to Plans established under Section 457 of the Code.

We will not terminate the Contract that includes a guaranteed death benefit if at the time the termination would otherwise occur the guaranteed death benefit is greater than the Cash Value. For all other Contracts, We reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals. We will not exercise this provision, under Contracts issued in New York. However, if You are the Participant and the Plan determines to terminate the Contract at a time when You (the Participant) have a guaranteed death benefit that is greater than the Contract Value, You (the Participant) forfeit any guaranteed death benefit You (the Participant) have accrued under the death benefit upon termination of the Contract.

MARKET VALUE ADJUSTMENT

The following discussion of Market Adjusted Values applies only to Contract Owners who are not individuals.

If the Contract Owner requests a full surrender of the Contract or of all Contract values held in the Registered Fixed Account Option for reasons other than listed above, or if the Company discontinues the Contract (in all states other than New York and in New York, if issued prior to April 30, 2007), the Company will determine the Market Adjusted Value of the Registered Fixed Account Option. For Contracts issued in New York on or after April 30, 2007, We will pay the Contract Owner the Cash Value of the Registered Fixed Account Option if the Company discontinues the Contract. We are not applying the Market Value Adjustment to the Unallocated Group Variable Annuity Contract.

The amount payable to the Contract Owner if a Contract is discontinued may be increased or decreased by the application of the Market Value Adjustment formula. The formula is the following:

Market Adjusted Value = Cash Value x (1 + RO)(5) /(1 + R1 + .0025)(5)

Where:


RO is the weighted average of all interest rates credited to all amounts in the Registered Fixed Account Option at the time of termination, and


R1 is the interest rate credited on new deposits for this class of contracts at the time of termination.

FOR CONTRACTS ISSUED IN EVERY STATE EXCEPT NEW YORK:

If, as of the date of discontinuance, the Market Adjusted Value is less than the Cash Value of the Registered Fixed Account Option, the Contract Owner may select one of the payment methods described below:

     1) The Market Adjusted Value (less any applicable sales charge) in one lump sum within 60 days of the date of discontinuance, or

     2) The Cash Surrender Value of the Registered Fixed Account Option in installments over a 5-year period. The amount deducted on surrender, if any, is determined as of the date of discontinuance, and will apply to all installment payments. Interest will be credited to the remaining Cash Value of the Registered Fixed Account Option during this installment period at a fixed effective annual interest rate of not less than the minimum rate permitted under state law. The first payment will be made no later than 60 days following the Contract Owner's request for surrender or Our written notification of Our intent to discontinue the Contract. The remaining payments will be mailed on each anniversary of the discontinuance for four years. During that period, no additional surrenders are allowed.

If, as of the date of discontinuance, the Market Adjusted Value is greater than the Cash Value of the Registered Fixed Account Option, the Contract Owner may select one of the payment methods as described below:

     1) The Cash Surrender Value of the Registered Fixed Account Option, in one lump sum within 60 days of the date of discontinuance, or

     2) The Cash Value of the Registered Fixed Account Option in installments over a 5-year period. Interest will be credited to the remaining Cash Value of the Registered Fixed Account Option during this installment period at a fixed effective annual interest rate of not less than the minimum rate permitted under state law. The first payment will be made no later than 60 days following the Contract Owner's request for surrender or Our written notification of Our intent to discontinue the Contract. The remaining payments will be mailed on each anniversary of the discontinuance for four years. During that period, no additional surrenders are allowed.

ALLOCATED CONTRACTS ISSUED IN NEW YORK PRIOR TO APRIL 30, 2007:

If the Market Adjusted Value is less than the Cash Value of the Fixed Account as of the date of discontinuance, We will pay You the Market Adjusted Value, less any amounts deducted on surrender, less any loans outstanding in one lump sum. This amount will never be less than 90% of the Cash Value of the Fixed Account, less any outstanding loans as of the date of discontinuance. We may defer payment of this amount for up to six months from the date of discontinuance. If a payment is deferred more than 10 working days from the date of discontinuance, We will credit interest during the deferred period in the same manner as described in Your Contract.

If the Market Adjusted Value is greater than the Cash Value of the Fixed Account as of the date of discontinuance, We will pay the Cash Surrender Value of the Fixed Account as of the date of discontinuance in one lump sum. We may defer payment of this amount for up to six months from the date of discontinuance. If a payment is deferred more than 10 working days from the date of discontinuance, We will credit interest during the deferred period in the same manner as described in Your Contract.

UNALLOCATED CONTRACTS ISSUED IN NEW YORK PRIOR TO APRIL 30, 2007:

You may select either of the following methods of payout:

     a) LUMP SUM PAYMENT OPTION. If the Market Adjusted Value is less than the Cash Value of the Fixed Account as of the date of the discontinuance, We will pay You the Market Adjusted Value, less any amounts deducted on surrender, in one lump sum within 60 days of the date of discontinuance. If the Market Adjusted Value is greater than the Cash Value of the Fixed Account as of the date of discontinuance, We will pay You the Cash Surrender Value of the Fixed Account within 60 days of the date of discontinuance.

     b) INSTALLMENT PAYMENT OPTION. We will pay You the Cash Value of the Fixed Account in installments over a 5-year period. Interest will be credited to the remaining Cash Value of the Fixed Account during this installment period at a fixed effective annual interest rate of not less than 1.5% below the net effective rate being credited to the Contract on the date of discontinuance. The first payment will be made no later than 60 days following Our mailing the written notice to You at the most current address available on Our records. The remaining payments will be mailed on each anniversary of the discontinuance date for 4 years. Allowable distributions shown on the Contract specifications page are not permitted during the 5-year installment period.

FOR CONTRACTS ISSUED IN NEW YORK ON OR AFTER APRIL 30, 2007:

EXCEPT GOLD TRACK SELECT ALLOCATED CONTRACTS ISSUED TO NON-ERISA 403(B) PLANS AND GOVERNMENTAL 457 PLANS SUBJECT TO THE NEW YORK STATE DEFERRED COMPENSATION BOARD RULES AND REGULATIONS:

Upon discontinuance, the Contract Owner may select one of the payment methods described below:

     a) LUMP SUM PAYMENT OPTION. We will pay You the Market Adjusted Value, less any amounts deducted on surrender, less any loans outstanding in one lump sum within 60 days of the date of discontinuance. We may defer the payment for this amount for up to six months from the date of discontinuance. If a payment is deferred more than 10 working days from the date of discontinuance, interest will continue to be earned during the deferred period in the same manner as described in the Contract; or

     b) INSTALLMENT PAYMENT OPTION. We will pay You the Cash Value of the Fixed Account in installments over a 5 year period. Interest will be credited to the remaining Cash Value of the Fixed Account during this installment period at a fixed effective annual interest rate of not less than 1.5% below the net effective rate being credited to the Contract on the date of discontinuance. The first payment will be made no later than 60 days following the Company's mailing of the written notice of Contract discontinuance to the Contract Owner at the most current address available on the Company's records. The remaining payments will be mailed on each anniversary of the discontinuance date for 4 years. Allowable distributions shown on the Contract specifications page are not allowed during the 5 year installment period.

GOLD TRACK SELECT ALLOCATED CONTRACTS ISSUED TO NON-ERISA 403(B) PLANS IN NEW YORK ON OR AFTER APRIL 30, 2007:


The formula used in connection with these non-ERISA 403(b) Plans is exactly the same as described above except that the total surrender charge and Market Value Adjustment will not exceed 10% of the Cash Value of the Fixed Account. Additionally on or after the 10(th) Certificate Year, the Market Value will equal the Cash Value.


GOLD TRACK SELECT CONTRACTS ISSUED TO GOVERNMENTAL 457 PLANS SUBJECT TO THE NEW YORK STATE DEFERRED COMPENSATION BOARD RULES AND REGULATIONS ON OR AFTER APRIL 30, 2007:

We will pay the Cash Value of the Fixed Account in one lump sum to the Contract Owner, or Participant if so authorized, no later than 30 days following the date of discontinuance. If We defer payment for 10 working days or more, interest will continue to be earned during the deferred period at the rate required by law or at the rate currently being credited under this Contract, whichever is greater. No surrender charges nor Market Adjusted Value will be assessed against the Beneficiary of the Fixed Account if the Contract is discontinued.

ANNUITY PERIOD

We will normally make Annuity Payments within fifteen business days after We receive a settlement claim, or any other later specified date. Subsequent payments will be made periodically on the anniversaries of the first payment.

The variable annuity contract prospectus describes more fully the Annuity Period and annuity options under the Contracts. Please note, however, that annuitization is irrevocable; once fixed Annuity Payments have begun, the annuity benefit cannot be surrendered for a lump sum settlement.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.

MISSTATEMENT

We may require proof of age of the Contract Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Contract Owner's, Beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any underpayments or overpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states, We are required to pay interest on any underpayments.

                                    TRANSFERS

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No transfers are allowed between the Registered Fixed Account Option and any Competing Fund.

Where permitted by state law, We reserve the right to restrict transfers from the Separate Account Options in a MetLife Retirement Account Contract into the Registered Fixed Account Option whenever the credited interest rate on the Fixed Account is equal to the minimum Guaranteed Interest Rate specified under Your Contract.

The charges for transfers are described in the group variable annuity Contract prospectus which accompanies this prospectus. No sales charges apply when a transfer is made.

TRANSFERS FROM THE FIXED ACCOUNT

The Contract Owner may transfer amounts in the Registered Fixed Account Option to one or more of the Separate Account Options subject to the Competing Fund restrictions described in Your Contract. All transfers will be made on a last-in, first-out basis. That is, the money most recently deposited or transferred into the Registered Fixed Account Option will be transferred or surrendered first.

Amounts previously transferred from the Registered Fixed Account Option to the Separate Account Options may not be transferred back to the Registered Fixed Account Option or any Competing Fund for a period of at least 3 months from the date of the transfer. The Company may eliminate this restriction in circumstances where Guaranteed Interest Rates on the Registered Fixed Account Option are declared and credited on a quarterly basis.


We reserve the right to limit transfers from this Contract in any calendar year to 20% of the Contract/Certificate Cash Value in the Registered Fixed Account Option as of the end of the preceding Contract/Certificate Year. It is important to note that it will take over 10 years (assuming no additional Purchase Payments or transfers into the Contract/Certificate and discounting any accrued interest) to make a complete transfer of your balance from the Contract/Certificate because of the transfer allowance restriction indicated above. This is because the 20% transfer allowance is based on a declining Cash Value in the Contract/Certificate rather than withdrawals based upon a fixed number of years. For example (based on the assumptions above), if your initial Cash Value in the Contract/Certificate is $100, the 20% transfer allowance only allows you to transfer up to $20 that Contract/Certificate Year. If you transfer the maximum transfer allowance that Contract/Certificate Year, you may only transfer up to $16 the following Contract/Certificate Year based on the 20% transfer allowance of the $80 Cash Value remaining in the Contract/Certificate for such Contract/Certificate Year. It is important to consider when deciding to invest in the Contract/Certificate whether this 20% transfer allowance restriction fits your risk tolerance and time horizon. (See also "Surrenders.")


TRANSFERS TO THE FIXED ACCOUNT

METLIFE RETIREMENT ACCOUNT CONTRACTS

The Contract Owner may transfer amounts in the Separate Account Options to the Registered Fixed Account Option subject to the Competing Fund restrictions described in Your Contract. In addition, amounts previously transferred from a Competing Fund to a Separate Account Option which is not a Competing Fund may not be transferred to the Registered Fixed Account Option for a period of at least 3 months from the date of transfer.

If the Contract Owner selects the optional death benefit and credit endorsement under the Contract, the following additional restrictions apply:

     - Purchase Payments allocated to a Separate Account Option which is not a Competing Fund may not be transferred to the Fixed Account for a period of at least 3 months from the date of the Purchase Payment.


     - If a Purchase Payment has been made within the last five Contract/Certificate Years, transfers from the Separate Account Options to this Contract may not exceed 20% per year of the Contract/Certificate Value in the Separate Account Options on the Contract/Certificate anniversary. It is important to note that it will take over 10 years (assuming no additional Purchase Payments or transfers into the Separate Account and increases or decreases due to investment experience) to make a complete transfer of your balance from the Separate Account to the Contract/Certificate because of the transfer allowance restriction indicated above. This is because the 20% transfer allowance is based on a declining Cash Value in the Separate Account rather than withdrawals based upon a fixed number of years. For example (based on the assumptions above), if your initial Cash Value in the Separate Account is $100, the 20% transfer allowance only allows you to transfer up to $20 that Contract/Certificate Year. If you transfer the maximum transfer allowance that Contract/Certificate Year, you may only transfer up to $16 the following Contract/Certificate Year based on the 20% transfer allowance of the $80 Cash Value remaining in the Separate Account for such Contract/Certificate Year. It is important to consider when deciding to invest in the Separate Account whether this 20% transfer allowance restriction fits your risk tolerance and time horizon.


GOLD TRACK, GOLD TRACK SELECT, UNALLOCATED GROUP VARIABLE ANNUITY AND METLIFE RETIREMENT PERSPECTIVES CONTRACTS

Values held in a Separate Account Option may be transferred to the Registered Fixed Account Option at any time subject to any Competing Fund restrictions which may apply.

                           INVESTMENTS BY THE COMPANY

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We must invest Our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All General Account assets of the Company would be available to meet the Company's guarantee under the Registered Fixed Account Option. The proceeds from the Registered Fixed Account Option will become part of the Company's general assets and are available to fund the claims of all classes of customers of the Company.

In establishing Declared Interest Rates, the Company will consider the yields available on the instruments in which it intends to invest the amounts directed to the Registered Fixed Account Option. The current investment strategy for the Contracts is to invest in investment-grade fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While this generally describes Our investment strategy, We are not obligated to follow any particular strategy except as may be required by federal and state laws.

                          DISTRIBUTION OF THE CONTRACTS

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DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

The Company has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other annuity contracts and variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614.

MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION

Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of Purchase Payments invested in the Contract. Alternatively, We may pay lower compensation on Purchase Payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 10% of Purchase Payments (if up-front compensation is paid to registered representatives)and up to 2% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to You. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. as well as with unaffiliated broker-dealer firms. The Company may enter into similar arrangements with its other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. A list of unaffiliated broker-dealer firms which have entered into such arrangements is on Our website.

SALE OF THE CONTRACTS BY AFFILIATES OF THE COMPANY

The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation contract values, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

The Contracts are also sold through Metropolitan Life Insurance Company ("MetLife", an affiliate of the Company) licensed sales representatives who are associated with MetLife Securities, Inc. MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in Our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and Purchase Payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and Purchase Payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

From time to time, MetLife pays organizations, associations and non-profit organizations fees to sponsor the Company's annuity contracts. MetLife may also obtain access to an organization's members to market Our annuity contracts. These organizations are compensated for their sponsorship of Our annuity contracts in various ways. Primarily, they receive a flat fee from MetLife. MetLife also compensates these organizations by funding their programs, scholarships, events or awards, such as a principal of the year award. MetLife may also lease their office space or pay fees for display space at their events, purchase advertisements in their publications or reimburse or defray their expenses. In some cases, MetLife hires organizations to perform administrative services for Us, for which they are paid a fee based upon a percentage of the account balances their members hold in the Contract. MetLife also may retain finders and consultants to introduce MetLife to potential clients and for establishing and maintaining relationships between MetLife and various organizations. The finders and consultants are primarily paid flat fees and may be reimbursed for their expenses. MetLife or Our affiliates may also pay duly licensed individuals associated with these organizations cash compensation for the sales of the Contracts.

                           FEDERAL TAX CONSIDERATIONS

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TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. The assets underlying the Registered Fixed Account Option under the Contracts will be owned by the Company. The income earned on such assets will be the Company's income.

INFORMATION REGARDING THE CONTRACTS

Tax information regarding the Contracts/Certificates and distributions is briefly described in the accompanying Contract prospectus.

                      INFORMATION INCORPORATED BY REFERENCE

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Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on March 22, 2012 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2011, about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus. In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.


There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 1300 Hall Boulevard, Bloomfield, Connecticut, 06002-2910. The telephone number 1-800-842-9406. You may also access the incorporated reports and other documents at www.metlife.com.


The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                     EXPERTS

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Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law have been passed on by legal counsel for the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Registration Statement from the MetLife Insurance Company of Connecticut and subsidiaries' (the "Company's") Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1,
2009), which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

WHAT YOU NEED TO KNOW IF YOU ARE A TEXAS OPTIONAL RETIREMENT PROGRAM PARTICIPANT

If You are a Participant in the Texas Optional Retirement Program, Texas law permits Us to make withdrawals on Your behalf only if You die, retire or terminate employment in all Texas institutions of higher education, as defined under Texas law. Any withdrawal You ask for requires a written statement from the appropriate Texas institution of higher education verifying Your vesting status and (if applicable) termination of employment. Also, We require a written statement from You that You are not transferring employment to another Texas institution of higher education. If You retire or terminate employment in all Texas institutions of higher education or die before being vested, amounts provided by the state's matching contribution will be refunded to the appropriate Texas institution. We may change these restrictions or add others without Your consent to the extent necessary to maintain compliance with the law.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                         REGISTERED FIXED ACCOUNT OPTION
                         FOR USE WITH ANNUITY CONTRACTS


Book 29 April 30, 2012

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION




The following is an itemized list of the estimated expenses to be incurred in connection with the securities being offered:



Accountant's Fees and Expenses: $6,800



Legal Fees and Expenses: $2,400



Printing Expenses: $9,300



Registration Fee: $97,410


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's parent, MetLife, Inc. ("MetLife") has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife also maintains Directors' and Officers' Liability insurance coverage with limits of $400 million under which the Registrant and Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 et seq. inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or lesser than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed upon basis.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

(A)  EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
1.          Distribution and Principal Underwriting Agreement. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form S-2, File No. 333-
            51804 filed December 14, 2000.)

2(a).       Agreement and Plan of Merger dated as of October 20, 2006. (Incorporated herein by reference to Exhibit 1(a) to the Registration Statement on Form S-1, File No. 333-
            138472 filed on November 7, 2006.)

2(b).       Resolution of Board of Directors of MetLife Insurance Company of Connecticut
            (including Agreement and Plan of Merger). (Incorporated herein by reference to
            Exhibit 1(b) to the Registration Statement on Form S-1, File No. 333-147911 filed on December 7, 2007.)

4.          Contracts. (Incorporated herein by reference to Exhibit 4 to Pre-Effective
            Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-58809,
            filed November 3, 1998.)

4(a).       Company Name Change Endorsement. (Incorporated herein by reference to Exhibit 4(c)
            to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File
            Nos. 033-65343/811-07465 filed April 6, 2006.)

4(b).       Merger Endorsement (6-E48-07) (December 7, 2007). (Incorporated herein by reference to Exhibit 4(b) to the Registration Statement on Form S-1, File No. 333-
            147911 filed on December 7, 2007.)

4(c).       Roth 401 Endorsement. (Incorporated herein by reference to Exhibit 4(d) to Post-
            Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities to the
            Registration Statement on Form N-4, File Nos. 033-65343/811-07645 filed April 6,
            2006.)

4(c)(i).    Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4(e) to
            Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities
            to the Registration Statement on Form N-4, File Nos. 033-65343/811-07465 filed
            April 6, 2006.)

4(c)(ii).   Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4(e) to
            Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities
            to the Registration Statement on Form N-4, File Nos. 033-65343/811-07465 filed
            April 6, 2006.)

4(d).       Fixed Account Rider, Form L-14638Ed -- 1-96. (Certain unified plans under Section
            401 of the Code). (Incorporated herein by reference to Exhibit 4(d) to the
            Registration Statement on Form S-1, File No. 333-147911 filed April 9, 2008).

4(e).       Fixed Account Rider, Form L-22155A Ed -- 9-06 (all markets). (Incorporated herein by reference to Exhibit 4(e) to the Registration Statement on Form S-1, File No.
            333-147911 filed April 9, 2008).

4(f).       Fixed Account Rider, Form L14708A Ed -- 9-06 (all markets except non-ERISA 403(b)
            and 457 Gov't plans subject to Deferred Comp Board Rules). (Incorporated herein by reference to Exhibit 4(f) to the Registration Statement on Form S-1, File No. 333-
            147911 filed April 9, 2008).

4(g)        Fixed Account Rider, Form L-22434 NYA Ed -- 9-06 (for 457 Gov't plans subject to
            Deferred Comp Board Rules). (Incorporated herein by reference to Exhibit 4(g) to the Registration Statement on Form S-1, File No. 333-147911 filed April 9, 2008).

5.          Opinion re: Legality of Shares. Filed herein.

8.          None.

12.         None.

15.         None.

23.         Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
            Filed herein.

24.         Powers of Attorney authorizing Michele H. Abate, Paul G. Cellupica, John E.
            Connolly, Jr., Myra L. Saul, and Marie C. Swift to act as signatory for Michael K.
            Farrell, Maria R. Morris, Stanley J. Talbi, and Peter M. Carlson. Filed herein.

25.         None.

26.         None.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

     i. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     ii. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price set represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

     iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

     ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

     iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

     iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bloomfield, State of Connecticut, on April 6, 2012.


                                        MetLife Insurance Company of Connecticut
                                        (Registrant)

                                        By:       /s/ BENNETT KLEINBERG
                                            ------------------------------------
                                              Vice President and Senior Actuary


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 6, 2012.




          /s/ *MICHAEL K. FARRELL                   Director, President and Chief Executive
-----------------------------------------------        Officer
              (Michael K. Farrell)

           /s/ *MARIA R. MORRIS                     Director
-----------------------------------------------
               (Maria R. Morris)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

           /s/ *PETER M. CARLSON                    Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
               (Peter M. Carlson)

*By:           /s/  MYRA L. SAUL
     ------------------------------------------
         Myra L. Saul, Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
5.        Opinion re: Legality of Shares
23.       Consent of Deloitte & Touche LLP
24.       Powers of Attorney

                                                                  [METLIFE LOGO]

John R. Murphy
Associate General Counsel
MetLife
1095 Avenue of the Americas
New York, NY 10036
T: 212-578-3096
F: 212-251-1596

April 6, 2012

Re:   MetLife Insurance Company of Connecticut
      File No. 333-178886
      Registered Fixed Account Option

Ladies and Gentlemen:

This opinion is furnished in connection with the proposed offering of a certain fixed annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut ("MICC") under Registration Statement No. 333-178886 (the "Registration Statement") and described therein, filed by MICC under the Securities Act of 1933, as amended. MICC is a wholly-owned subsidiary of MetLife, Inc. and an affiliate of Metropolitan Life Insurance Company.

I have made such examination of law and examined such records of MICC and other documents as in my judgment are necessary or appropriate to render the opinion expressed below. In my opinion:

1. MICC is a corporation validly existing and in good standing under the laws of the State of Connecticut.

2. The offer and sale by MICC of the Contracts have been duly authorized pursuant to the corporate and insurance laws of the State of Connecticut and the Company's governing documents. Each Contract, when delivered and when the first purchase payment thereunder is made, all in accordance with the prospectus (the "Prospectus") included in the Registration Statement and in compliance with the applicable local law, will be a legal and binding obligation of MICC in accordance with its terms. Owners of Contracts, as such, will not be subject to any deductions and charges by MICC other than those described or referred to in the Prospectus.

I hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours,

/s/ John R. Murphy
---------------------------------------------
John R. Murphy

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-178886 on Form S-3 of our report dated March 22, 2012, relating to the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1,
2009), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2011, and to the reference to us as Experts under the heading "Independent Registered Public Accounting Firm" in the prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 6, 2012

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                               Michael K. Farrell
     Chairman of the Board, President, Chief Executive Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that I, Michael K. Farrell, Chairman of the Board, President, Chief Executive Officer and a Director of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with Registered Fixed Account Option fixed annuity (File No. 333-178886 and related File Nos. 333-172860, 333-156933, 333-147911, 333-138472, 333-132230, 333-120754,
333-49462, 333-113268, 333-104087, 333-84176, 333-41364), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 22(nd) day of February, 2012.

                                        /s/ Michael K. Farrell
                                        --------------------------
                                        Michael K. Farrell

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Maria R. Morris
                                    Director

     KNOW ALL MEN BY THESE PRESENTS, that I, Maria R. Morris, a Director of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with Registered Fixed Account Option fixed annuity (File No. 333-178886 and related File Nos. 333-172860, 333-156933, 333-147911, 333-138472, 333-132230,
333-120754, 333-49462, 333-113268, 333-104087, 333-84176, 333-41364), and to
have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of February, 2012.

                                        /s/ Maria R. Morris
                                        --------------------------
                                        Maria R. Morris

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Stanley J. Talbi
              Executive Vice President and Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that I, Stanley J. Talbi, Executive Vice President and Chief Financial Officer of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with Registered Fixed Account Option fixed annuity (File No. 333-178886 and related File Nos. 333-172860, 333-156933, 333-147911, 333-138472, 333-132230, 333-120754,
333-49462, 333-113268, 333-104087, 333-84176, 333-41364), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 23(rd) day of February, 2012.

                                        /s/ Stanley J. Talbi
                                        --------------------------
                                        Stanley J. Talbi

                    MetLife Insurance Company of Connecticut

                               Power of Attorney

                                Peter M. Carlson
             Executive Vice President and Chief Accounting Officer

     KNOW ALL MEN BY THESE PRESENTS, that I, Peter M. Carlson, Executive Vice President and Chief Accounting Officer of MetLife Insurance Company of Connecticut (the "Company"), a Connecticut company, do hereby appoint Michele H. Abate, Paul G. Cellupica, John E. Connolly, Jr., Myra L. Saul and Marie C. Swift, and each of them severally, my true and lawful attorney-in-fact, for me and in my name, place and stead to execute and file any instrument or document to be filed as part of or in connection with or in any way related to the Registration Statements and any and all amendments thereto, filed by said Company under the Securities Act of 1933, in connection with Registered Fixed Account Option fixed annuity (File No. 333-178886 and related File Nos. 333-172860, 333-156933, 333-147911, 333-138472, 333-132230, 333-120754,
333-49462, 333-113268, 333-104087, 333-84176, 333-41364), and to have full power and authority to do or cause to be done in my name, place and stead each and every act and thing necessary or appropriate in order to effectuate the same, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, may do or cause to be done by virtue hereof. Each said attorney-in-fact shall have power to act hereunder with or without the others. This Power of Attorney does not revoke any prior powers of attorney.

     IN WITNESS WHEREOF, I have hereunto set my hand this 22(nd) day of February, 2012.

                                        /s/ Peter M. Carlson
                                        --------------------------
                                        Peter M. Carlson